ICON plc

American Depositary Shares
Representing

Ordinary Shares
(par value €0.06 per share)

____________________

Form of Underwriting Agreement

____________________

, 2006

William Blair & Company, L.L.C.,
      Bear Stearns & Co. Inc.,
            Jefferies & Company, Inc.,

c/o William Blair & Company, L.L.C.
222 West Adams Street,
Chicago, Illinois 60606.

Ladies and Gentlemen:

     The selling shareholders listed on Schedule II hereto (“Selling Shareholders”) of ICON plc, a public company limited by shares incorporated under the laws of the Republic of Ireland (the "Company"), propose, subject to the terms and conditions stated herein, to sell to the underwriters listed on Schedule I hereto (the "Underwriters") an aggregate of 1,000,000 American Depositary Shares ("ADSs") representing 1,000,000 Ordinary Shares, par value €0.06 per Ordinary Share ("Stock"), of the Company. The shares of Stock represented by the ADSs are hereinafter called the "Shares".

     The ADSs are issued pursuant to a deposit agreement (the "Deposit Agreement"), dated as of May 20, 1998, among the Company, The Bank of New York, as depositary (the "Depositary"), and holders from time to time of the American Depositary Receipts (the "ADRs") issued by the Depositary and evidencing the ADSs. Each ADS represents the right to receive one share of Stock deposited pursuant to the Deposit Agreement.

1.   (a)   The Company represents and warrants to, and agrees with, each of the

Underwriters that:

     (i) A registration statement on Form F-3 (File No. 333-133371) (the "Initial Registration Statement") in respect of the Shares and the ADSs has been filed with the Securities and Exchange Commission (the "Commission"); such Initial Registration Statement and any post-effective amendment thereto, each in the form heretofore delivered to the Underwriters, excluding exhibits thereto but including all documents incorporated by reference in the prospectus contained therein, have been declared effective by the Commission in such form; other than a registration statement, if any, increasing the size of the offering (a "Rule 462(b) Registration Statement"), filed pursuant to Rule 462(b) under the U.S. Securities Act of 1933, as amended (the "Act"), which became effective upon filing, no other document with respect to the Initial Registration Statement or document incorporated by reference therein has heretofore been filed with the Commission; and no stop order suspending the effectiveness of the Initial Registration Statement, any post-effective amendment thereto or any part thereof or the Rule 462(b) Registration Statement, if any, has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission (the base prospectus filed as part of the Initial Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement relating to the Shares, is hereinafter called the “Basic Prospectus”; any preliminary prospectus (including any preliminary prospectus supplement) relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act is hereinafter called a “Preliminary Prospectus”; the various parts of the Initial Registration Statement and the Rule 462(b) Registration Statement, if any, including all exhibits thereto and including any prospectus supplement relating to the Shares filed with the Commission and deemed by virtue of Rule 430B under the Act to be part of the Initial Registration Statement, each as amended at the time such part of the Initial Registration Statement became effective or such part of the Rule 462(b) Registration Statement, if any, became or hereafter becomes effective, are hereinafter collectively called the "Registration Statement"; the Basic Prospectus, as amended and supplemented immediately prior to the Applicable Time (as defined in Section 1(a)(iii) hereof), is hereinafter called the “Pricing Prospectus”; the form of the final prospectus relating to the Shares filed with Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(a) hereof is hereinafter called the “Prospectus”; any reference herein to the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Act, as of the date of such prospectus, as the case may be; any reference to any amendment or supplement to the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Shares filed with the

Commission pursuant to Rule 424(b) under the Act and any documents filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and incorporated therein, in each case after the date of the Basic Prospectus, such Preliminary Prospectus, the Pricing Prospectus or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Initial Registration Statement that is incorporated by reference in the Registration Statement; and any “issuer free writing prospectus” as defined in Rule 433 under the Act relating to the Shares is hereinafter called an “Issuer Free Writing Prospectus”);

     (ii) No order preventing or suspending the use of any Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company (x) by an Underwriter through William Blair & Company, L.L.C. expressly for use therein or (y) by a Selling Shareholder expressly for use in the information provided under the caption "Selling Shareholders" in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus;

     (iii) For the purposes of this Agreement, the “Applicable Time” is ___:___ __m (Eastern time) on the date of this Agreement; the Pricing Prospectus as supplemented by those Issuer Free Writing Prospectuses and other documents listed in Schedule III hereto, taken together (collectively, the “Pricing Disclosure Package”) as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus listed on Schedule III(a) hereto does not conflict with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements or omissions made in an Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company (x) by an Underwriter through William Blair & Company, L.L.C. expressly for use therein or (y) by a Selling Shareholder expressly for use in the information provided under the caption "Selling Shareholders" therein;

     (iv) The documents incorporated by reference in the Pricing Prospectus and the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the

Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

     (v) The Registration Statement conforms, and the Pricing Prospectus and the Prospectus and any further amendments or supplements to the Registration Statement, the Pricing Prospectus and/or the Prospectus will conform, in all material respects, to the requirements of the Act and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company (x) by an Underwriter through William Blair & Company, L.L.C. expressly for use therein or (y) by a Selling Shareholder expressly for use in the information provided under the caption “Selling Shareholders” in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus;

     (vi) A registration statement on Form F-6 (File No. 333-13442) in respect of the ADSs has been filed with the Commission; such registration statement in the form heretofore delivered to the Underwriters has been declared effective by the Commission in such form; no other document with respect to such registration statement has heretofore been filed with the Commission; no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission (the various parts of such registration statement, including all exhibits thereto, each as amended at the time such part of the registration statement became effective, being hereinafter called the "ADS Registration Statement") and the ADS Registration Statement when it became effective conformed, and any further amendments thereto will conform, in all material respects, to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

     (vii) Any Preliminary Prospectus at the date thereof did not, and the Prospectus at the date thereof, does or did not, and any further amendment or supplement thereto, as of the date of any such amendment or supplement, will not, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company (x) by an Underwriter through William Blair & Company, L.L.C. expressly for use therein or (y) by a Selling Shareholder expressly for use in the information provided under the caption “Selling Shareholders” in the Preliminary Prospectus or the Prospectus;

     (viii) Neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise (in each case) than as set forth or contemplated in the Pricing Prospectus or that would not result in any material adverse effect on the business, financial condition, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole; and, since the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, there has not been any change in the share capital or long-term debt of the Company or any of its subsidiaries or any material adverse change, or any development involving a prospective material adverse change in or affecting the general affairs, management, financial position, shareholders' equity or results of operations of the Company and its subsidiaries, taken as a whole, otherwise than as set forth or contemplated in the Pricing Prospectus;

     (ix) The Company and its subsidiaries have good and valid title to all real property and good and valid title to all personal property owned by them, in each case free of restrictions on transfer and free and clear of all liens, encumbrances and defects except such as are described in the Pricing Prospectus or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries;

     (x) The Company has been duly incorporated and is validly existing as a public company limited by shares under the laws of the Republic of Ireland, with power and authority (corporate and other) to own its properties and conduct its business as described in the Pricing Prospectus, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction; and each subsidiary of the Company has been duly incorporated and is validly existing as a public limited company or similar entity in good standing under the laws of its jurisdiction of incorporation where the concept of good standing applies and has corporate power and authority to own or lease its properties and to conduct its business as described in the Prospectus, except to the extent that failure to be so qualified would not have a material adverse effect on the business, financial condition, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole;

     (xi) The Company has an authorized share capital as set forth in the Pricing Prospectus, and all of the issued shares of Stock of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and conform to the description of the Stock contained in the Pricing Prospectus and the Prospectus; and all of the issued share capital of each subsidiary of the Company has been duly and validly authorized and issued, is fully paid and non-assessable and (except for directors' qualifying shares and except as otherwise set forth in the Pricing Prospectus) is owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims; the holders of the issued share capital of the Company are not entitled to preemptive or other rights to acquire shares of Stock or ADSs; there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, shares of Stock or any other class of share capital of the Company (except as set forth in the Company’s transition report on Form 20-F for the seven-month period ended December 31, 2005, and incorporated by reference into the Pricing Prospectus, under the caption “Directors, Senior Management and Employees—Employee Share Option Schemes” and except for options granted subsequent to December 31, 2005 pursuant to the share option plans described therein); the Company’s outstanding employee stock option plans (including the Share Option Plan 2003) conform in all material respects to the description contained in the Company’s transition report on Form 20-F for the seven-month period ended December 31, 2005, and incorporated by reference into the Pricing Prospectus, under the caption “Directors, Senior Management and Employees—Employee Share Option Schemes”; the ADSs are freely transferable by the Selling Shareholders to or for the account of the several Underwriters and (to the extent described in the Prospectus) the initial purchasers thereof; and there are no restrictions on subsequent transfers of the Shares and ADSs under the laws of the Republic of Ireland and of the United States except as described in the Company’s report on Form 6-K/A filed on March 7, 2003, and incorporated by reference into the Pricing Prospectus, under the captions "Description of Share Capital" and "Description of American Depositary Shares";

     (xii) The Shares have been duly and validly authorized and issued, are fully paid and non-assessable and will conform to the description of the shares of Stock incorporated by reference in the Pricing Prospectus and the Prospectus; and no option or other agreements which require or may require or confer any right to require the issue of shares of Stock or other securities of the Company or any of its subsidiaries now or at any time hereafter will be in force, except as disclosed in the Pricing Prospectus;

     (xiii) This Agreement has been duly authorized, executed and delivered by the Company;

     (xiv) The Deposit Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; the ADRs are duly and validly issued and the persons in whose names the ADRs will be registered will be entitled to the rights specified therein and in the Deposit Agreement; and the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof incorporated by reference in the Pricing Prospectus and the Prospectus;

     (xv) All consents, approvals, authorizations, orders, registrations, notifications, certificates, permits, licenses, clearances and qualifications (hereinafter referred to as "Governmental Authorizations") of or with any court or governmental, regulatory or supranational agency or body or any stock exchange authorities (hereinafter referred to as a "Governmental Agency") having jurisdiction over the Company or any of its subsidiaries or any of their properties required (A) for the execution and delivery by the Company of this Agreement and the Deposit Agreement to be duly and validly authorized; (B) for the consummation by the Company of the transactions contemplated by this Agreement and the Deposit Agreement and (C) for the Company and its subsidiaries to own or lease their properties and conduct their businesses in the manner described in the Pricing Prospectus and the Prospectus (except in respect of this subsection (C) for such Governmental Authorizations, the failure to obtain or make which would not have a material adverse effect on the ability of the Company and its subsidiaries, taken as a whole, to own or lease its properties or conduct its business as described in the Pricing Prospectus and the Prospectus) have been obtained or made and are in full force and effect, except (i) the registration under the Act of the Shares and the ADSs and (ii) such Governmental Authorization as may be required under U.S. state securities or Blue Sky laws or any securities laws of jurisdictions outside the Republic of Ireland and the United States in connection with the purchase and distribution of the Shares and ADSs by or for the account of the several Underwriters;

     (xvi) All dividends and other distributions declared and payable on the share capital of the Company may under the current laws and regulations of the Republic of Ireland be paid to the Depositary in euro that may be converted into foreign currency that may be freely transferred out of the Republic of Ireland, and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of the Republic of Ireland and are otherwise free and clear of any other tax, withholding or deduction in the Republic of Ireland and may be so paid without the necessity of obtaining any Governmental Authorization in the Republic of Ireland except as described in the Prospectus under the caption "Irish Taxation Considerations";

     (xvii) The sale and delivery of the ADSs to be delivered at the Time of Delivery and the compliance by the Company with all of the provisions of this Agreement and the Deposit Agreement, and the consummation by the Company of the transactions herein and therein contemplated, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, except, in any such case, such as would not have a material adverse effect on the business, financial condition, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, nor will such action result in any violation of the provisions of the Memorandum or Articles of Association of the Company

or any of its subsidiaries or any statute or any order, rule or regulation of any Governmental Agency having jurisdiction over the Company or any of its subsidiaries or any of their properties;

     (xviii) Neither the Company nor any of its subsidiaries is in violation of its Memorandum or Articles of Association or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except for any such violation or default that would not have a material adverse effect on the business, financial condition, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole or any adverse effect on the sale of the Shares or ADSs or the consummation of the transactions hereby;

     (xix) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters or the Depositary or its custodian to the Republic of Ireland or the United States or any political subdivision or taxing authority thereof or therein in connection with (A) transfer of the shares represented by the ADSs to the Depositary or its custodian or the sale and delivery by the Selling Shareholders of ADSs to or for the account of the several Underwriters in the manner contemplated herein, (B) the sale and delivery outside the Republic of Ireland by the Underwriters of the ADSs to the initial purchasers thereof in the manner contemplated herein or (C) the execution and delivery by the Company and the Selling Shareholders of this Agreement or the execution and delivery by the Company of the Deposit Agreement;

     (xx) Neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action which was designed to stabilize or manipulate or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares and ADSs; provided, however, that this provision shall not apply to any trading or stabilization activities conducted by the Underwriters;

     (xxi) The statements set forth (A) in the Company’s report on Form 6-K/A filed on March 7, 2003, and incorporated by reference into the Pricing Prospectus and Prospectus, under the captions "Description of Share Capital" and "Description of American Depositary Shares”, insofar as they purport to constitute a summary of the terms of the Stock and the ADSs, respectively, and (B) (w) in the Company’s report on Form 6-K/A filed on March 7, 2003, and incorporated by reference into the Pricing Prospectus, under the captions “Description of the Memorandum and Articles of Association of the Company”, “Changes to Constitutional Documents” and “Description of the Registration Rights Agreement, Dated December 12, 1997”, (x) in the Company’s annual report on Form 20-F for the fiscal year ended May 31, 2004, and incorporated by reference in the Pricing Prospectus and Prospectus, under the caption “Additional Information—Memorandum and Articles of Association”, (y) in the Company’s transition report on Form 20-F for the seven-month period ended December 31, 2005, and incorporated by reference into the Pricing Prospectus, under the caption “Major Shareholders and Related Party Transactions”, and (z) in the Prospectus under the captions "Price Range of ADSs and Dividend Policy", "Selling Shareholders", “U.S. Federal Income Taxation Considerations”, "Irish Taxation Considerations" and “Exchange Controls and Other Limitations Affecting Security Holders”, insofar as they purport to describe the matters of law or regulation or the provisions of documents referred to therein, are true and accurate in all material respects and fairly summarize such information;

     (xxii) There are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a material adverse effect on the current or future consolidated financial position, shareholders' equity or results of operations of the Company and its subsidiaries, taken as a whole; and, to the best of the Company's knowledge after reasonable investigation, no such proceedings are threatened by any Governmental Agency or threatened by others;

     (xxiii) The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act) that complies with the requirements of the Exchange Act and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting is effective and the Company, after reasonable investigation, is not aware of any material weaknesses in its internal control over financial reporting;

     (xxiv) Since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus and the Prospectus, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting;

     (xxv) The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) of the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms;

     (xxvi) The Company and each of its subsidiaries maintain or are covered by insurance that the Company reasonably believes to be adequate for their businesses, including, but not limited to, insurance against accidents, third-party injury or general liability and insurance covering certain real and personal property owned or leased by the Company and each of its subsidiaries against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, all of which insurance is in full force and effect, except where the failure to maintain or be covered by such insurance would not have a material adverse effect on the business, financial condition, shareholders' equity or results of operations of the Company and its subsidiaries, taken as a whole;

     (xxvii) There are no contracts or documents of the Company or any of its subsidiaries that are required to be filed as exhibits to the Registration Statement or the ADS Registration Statement by the Act or by the rules and regulations of the Commission thereunder that have not been so filed;

     (xxviii) The Company is not an "investment company" or an entity "controlled" by an "investment company", as such terms are defined in the Investment Company Act of 1940, as amended (the "Investment Company Act");

     (xxix) At the earliest time after the filing of the Initial Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares, the Company was not an “ineligible issuer” as defined in Rule 405 under the Act;

     (xxx) The Company and each of its subsidiaries have all licenses, franchises, permits, authorizations, approvals and orders and other concessions of and from all Governmental Agencies that are necessary to own or lease their properties and conduct their businesses as described in the Prospectus the loss of which in the aggregate would not have a material adverse effect on the business, financial condition, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole;

     (xxxi) The Company is not a Passive Foreign Investment Company ("PFIC") within the meaning of Section 1296 of the United States Internal Revenue Code of 1986, as amended (the "Code") and the Company intends to conduct its business in a manner such that the Company is not likely to become a PFIC in the future; and

     (xxxii) KPMG, who have certified certain financial statements of the Company and its subsidiaries, are independent public accountants as required by the Act and the rules and regulations of the Commission thereunder.

       (b)   Each of the Selling Shareholders severally and not jointly represents and warrants to, and agrees with, each of the Underwriters and the Company that:

     (i) All Governmental Authorizations required (A) for the sale and delivery of the ADSs to be sold by such Selling Shareholder hereunder, (B) for the execution and delivery by such Selling Shareholder of this Agreement and the Power of Attorney to be duly and validly authorized and (C) for the consummation by such Selling Shareholder of the transactions contemplated by this Agreement and the Power of Attorney, have been obtained or made or are in full force and effect, except (i) the registration under the Act of the Shares or the ADSs and (ii) such Governmental Authorization as may be required under U.S. state securities or Blue Sky laws or any securities laws of jurisdictions outside the Republic of Ireland and the United States in connection with the purchase and distribution of the Shares or ADSs by or for the account of the several Underwriters;

and such Selling Shareholder has full right, power and authority to enter into this Agreement and the Power of Attorney and to sell, assign, transfer and deliver the Shares to be sold by such Selling Shareholder hereunder;

     (ii) The sale of the Shares or ADSs to be sold by each Selling Shareholder hereunder and the compliance by such Selling Shareholder with all of the provisions of this Agreement, the Power of Attorney and the Deposit Agreement and the consummation by such Selling Shareholder of the transactions herein and therein contemplated did not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which such Selling Shareholder is a party or by which such Selling Shareholder is bound, or to which any of the property or assets of such Selling Shareholder is subject, except, in any such case, such as would not affect the validity, performance or consummation by such Selling Shareholder of the transactions contemplated in this agreement, the Power of Attorney and the Deposit Agreement, nor will such action result in any violation of the provisions of the constituent documents of such Selling Shareholder if such Selling Shareholder is a corporation or the partnership agreement of such Selling Shareholder if such Selling Shareholder is a partnership or any statute or any order, rule or regulation of any Governmental Agency having jurisdiction over such Selling Shareholder or the property of such Selling Shareholder;

     (iii) Such Selling Shareholder has, and immediately prior to the Time of Delivery (as defined in Section 4 hereof) such Selling Shareholder will have, good and valid title to the Shares underlying the ADSs to be sold by such Selling Shareholder hereunder, free of restrictions on transfer and free and clear of all liens, encumbrances, equities or claims; all legal right, title and interest of such Selling Shareholder in or to such Shares was transferred to the Depositary or its nominee, as the case may be, free and clear of all liens, encumbrances, equities or claims; and, assuming due authorization, execution and delivery of the Deposit Agreement by the parties thereto, the persons in whose names such ADRs are registered will receive good and valid title to such ADSs, free of restrictions on transfer and free and clear of all liens, encumbrances, equities or claims;

     (iv) Such Selling Shareholder has not taken and will not take, directly or indirectly, any action which is designed to stabilize or manipulate or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or ADSs; provided, however, that this provision shall not apply to any trading or stabilization activities conducted by the Underwriters;

     (v) To the extent that any statements or omissions made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus or any amendment or supplement thereto are made in reliance upon and in conformity with written information furnished to the Company by a Selling Shareholder expressly for the use in the information provided under the caption “Selling Shareholders” in the Prospectus (the “Selling Shareholder Information”), the Registration Statement, any Preliminary Prospectus and the Pricing Prospectus did, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus,

when they become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder;

     (vi) To the extent that any statements or omissions made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus or any amendment or supplement thereto are made in reliance upon and in conformity with Selling Shareholder Information, each of the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus and the Prospectus at the respective dates thereof, does not or did not, and any further amendment or supplement thereto, as of the date of any such amendment or supplement, will not, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, not misleading with respect to such information;

     (vii) The Indemnifying Selling Shareholder (as defined in Section 9(a) herein) represents and warrants that each of the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus and the Prospectus at the respective dates thereof, does or did not, and any further amendment or supplement thereto, as of the date of any such amendment or supplement, will not, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through William Blair & Company, L.L.C. expressly for use therein; provided, however, that the aggregate liability of a Selling Shareholder pursuant to subsections (b)(v), (b)(vi), (b)(vii) and (b)(viii) of this Section and Sections 9(a) or 9(b) hereof as applicable shall not exceed an amount equal to the product of the number of ADSs sold by such Selling Shareholder and the public offering price, less the underwriting discount applicable to such ADSs, as set forth in the Prospectus;

     (viii) The Indemnifying Selling Shareholder (as defined in Section 9(a) herein) represents and warrants that the Pricing Disclosure Package as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus listed on Schedule III(a) hereto does not conflict with the information contained in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (ix) The ADSs representing all of the Shares that may be sold by such Selling Shareholder hereunder have been placed in a brokerage account at William Blair & Company, L.L.C., and shall not be transferred from such account, except pursuant to this Agreement; such Selling Shareholder has duly executed and delivered a Power of Attorney (the "Power of Attorney"), in the form heretofore furnished to the Underwriters, appointing the persons indicated in Schedule II hereto, and each of them, as such Selling Shareholder's attorneys-in-fact (the "Attorneys-in-Fact") with authority to execute and deliver this Agreement on behalf of such Selling Shareholder, to determine the purchase price to be paid by the Underwriters to the Selling Shareholders as provided in Section 2 hereof, to authorize the delivery of the ADSs to be sold by such Selling Shareholders hereunder and otherwise to act on behalf of such Selling Shareholders in connection with the transactions contemplated by this Agreement;

     (x) The Shares to be sold by such Selling Shareholder hereunder are subject to the interests of the Underwriters; the appointment by such Selling Shareholder of the Attorneys-in-Fact by the Power of Attorney is to that extent irrevocable; the obligations of the Selling Shareholders hereunder shall not be terminated by operation of law, whether by the death or incapacity of any individual Selling Shareholder or, in the case of an estate or trust, by the death or incapacity of any executor or trustee or the termination of such estate or trust or, in the case of a partnership or corporation, by the dissolution of such partnership or corporation, or by the occurrence of any other event; if any individual Selling Shareholder or any such executor or trustee should die or become incapacitated, or if any such estate or trust should be terminated, or if any such partnership or corporation should be dissolved, or if any other such event should occur, before the delivery of the Shares hereunder, certificates representing the Shares shall be delivered by or on behalf of the Selling Shareholders in accordance with the terms and conditions of this Agreement; and actions taken by the Attorneys-in-Fact pursuant to the Powers of Attorney shall be as valid as if such death, incapacity, termination, dissolution or other event had not occurred, regardless of whether or not the Custodian, the Attorneys-in-Fact, or any of them, shall have received notice of such death, incapacity, termination, dissolution or other event; and

     (xi) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to the Republic of Ireland or the United States or any political subdivision or taxing authority thereof or therein in connection with (A) the sale and delivery by such Selling Shareholder of such ADSs to or for the account of the several Underwriters in the manner contemplated herein, (B) the sale and delivery outside the Republic of Ireland by the Underwriters of such ADSs to the initial purchasers thereof in the manner contemplated herein or (C) the execution and delivery by such Selling Shareholder of this Agreement or the Power of Attorney.

2.    Subject to the terms and conditions herein set forth, (a) each of the Selling Shareholders agrees, severally and not jointly, to sell, or procure the sale, to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from each of the Selling Shareholders, at a purchase price per ADS of $[•], the number of ADSs (to be adjusted by you so as to eliminate fractional ADSs) to be sold by the Selling Shareholders as set forth opposite their respective names in Schedule II.

3.    Upon authorization by you of the release of the ADSs, the several Underwriters propose to offer the ADSs for sale upon the terms and conditions set forth in the Prospectus.

4.   (a)   The ADSs to be purchased by each Underwriter hereunder, in definitive form, and in such authorized denominations and registered in such names as William Blair & Company, L.L.C. may request upon at least forty-eight hours' prior notice to the Company and the Selling Shareholders shall be delivered by or on behalf of the Selling Shareholders to William Blair & Company, L.L.C., through the facilities of The Depository Trust Company ("DTC"), for the account of each Underwriter, against payment by or on behalf of such Underwriter of the purchase price therefor by wire transfer, payable to the order of the Selling Shareholders in U.S. dollars in Federal (same day) funds. The Selling Shareholders will cause the certificates representing the ADSs to be made available for checking at least twenty-four hours prior to the Time of Delivery (as defined below) with respect thereto at the office of DTC or its designated custodian (the "Designated Office").

           The time and date of such delivery and payment shall be 9:30 a.m., New York City time (2:30 p.m. London time), on [•], 2006 or such other time and date as William Blair & Company, L.L.C., the Company and the Selling Shareholders may agree upon in writing. Such time and date for delivery of the ADSs is herein called the "Time of Delivery".

     (b) The documents to be delivered at the Time of Delivery by or on behalf of the parties hereto pursuant to Section 8 hereof, including the cross-receipt for the ADSs and any additional documents requested by the Underwriters pursuant to Section 8(l) hereof, will be delivered at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (the "Closing Location"), and the ADSs will be delivered as specified in subsection (a) above, all at the Time of Delivery. A meeting will be held at the Closing Location at 9:30 a.m., New York City time, on the New York Business Day next preceding the Time of Delivery, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto.

5.   (a)   The Company agrees with each of the Underwriters:

     (i) To prepare the Prospectus in a form approved by you and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission's close of business on the second business day following the execution and delivery of this Agreement or, if applicable, such earlier time as may be required under the Act; to make no further amendment or any supplement to the Registration Statement, the ADS Registration Statement, the Basic Prospectus, any Preliminary Prospectus or the Prospectus prior to the Time of Delivery which shall be disapproved by you promptly after reasonable notice thereof (unless such amendment or supplement is necessary to comply with applicable laws, rules or regulations); to advise you, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement or the ADS Registration Statement has been filed or becomes effective or any supplement to the Prospectus or any amended Prospectus has been filed and to furnish you a reasonable number of copies thereof; to file promptly all material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act within the time required by such Rule; to file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required in connection with the offering or sale of the ADSs; to advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or other prospectus in respect of the Shares, of the suspension of the qualification of the ADSs for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or other prospectus or suspending any such qualification, promptly to use its best efforts to obtain the withdrawal of such order;

     (ii) Promptly from time to time to take such action as you may reasonably request to qualify the ADSs for offering and sale under the securities laws of such jurisdictions as you may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the ADSs, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction;

     (iii) If by the third anniversary (the “Renewal Deadline”) of the initial effective date of the Registration Statement, any of the ADSs remain unsold by the Underwriters, the Company will file, if it has not already done so and is eligible to do so, a new shelf registration statement relating to the Shares, in a form satisfactory to the Underwriters and will use its best efforts to cause such registration statement to be declared effective within 180 days after the Renewal Deadline. The Company will take all other action necessary or appropriate to permit the public offering and sale of the ADSs to continue as contemplated in the expired registration statement relating to the ADSs. References herein to the Registration Statement shall include such new shelf registration statement, as the case may be;

     (iv) Prior to 10:00 a.m., New York City time, on the New York Business Day next succeeding the date of this Agreement and from time to time, to furnish the Underwriters with written and electronic copies of each Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) in New York City in such quantities as you may reasonably request, and, if the delivery of a prospectus is required at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the offering or sale of the ADSs and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is delivered, not misleading, or, if for any other reason it shall be necessary during such period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act or the Exchange Act, to notify you and upon your request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance, and in case any Underwriter is required to deliver a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) in connection with sales of any of the ADSs at any time nine months or more after the time of issue of the Prospectus, upon your request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many written and electronic copies as the Underwriters may request of an amended or supplemented Prospectus, including with respect to any Underwriter, a Prospectus complying with Section 10(a)(3) of the Act;

     (v) To make generally available to its security holders as soon as practicable, but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earning statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);

     (vi) During the period beginning from the date hereof and continuing to and including the date 90 days after the date hereof, not to offer, sell, contract to sell or otherwise dispose of, except as provided hereunder, any securities of the Company that are substantially similar to the shares of Stock or ADSs, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of Stock or ADSs or any such substantially similar securities without the prior written consent of William Blair & Company, L.L.C., other than to allow the exercise of any option pursuant to any outstanding employee stock option plan, including the Share Option Plan 2003 (described in the Company’s transition report on Form 20-F for the seven-month period ended December 31, 2005, and incorporated by reference into the Pricing Prospectus, under "Directors, Senior Management and Employees—Employee Share Option Schemes");

     (vii) To furnish to its shareholders as soon as practicable after the end of each fiscal year an annual report (including a balance sheet and statements of income, shareholders' equity and cash flows of the Company and its consolidated subsidiaries certified by independent public accountants and prepared in conformity with generally accepted accounting principles in the United States ("U.S. GAAP")) and, as soon as practicable after the end of each of the first three quarters of each fiscal year prepared in accordance with U.S. GAAP (beginning with the fiscal quarter ending after the effective date of the Registration Statement), consolidated summary financial information of the Company and its subsidiaries for such quarter in reasonable detail;

     (viii) During a period of three years from the effective date of the Registration Statement, to furnish to you copies of all reports or other communications (financial or other) furnished to shareholders, and to deliver to you (i) as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission or any securities exchange on which any class of securities of the Company is listed; and (ii) such additional information concerning the business and financial condition of the Company as you may from time to time reasonably request (such financial statements to be on a consolidated basis to the extent the accounts of the Company and its subsidiaries are consolidated in reports furnished to its shareholders generally or to the Commission);

     (ix) Not to (and to cause its subsidiaries not to) take, directly or indirectly, any action which is designed to stabilize or manipulate or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company or facilitate the sale or resale of the Shares and the ADSs;

     (x) To file with the Commission such information as may be required by Rule 463 under the Act;

     (xi) If the Company elects to rely upon Rule 462(b) under the Act, the Company shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by 10:00 p.m., Washington, D.C. time, on the date of this Agreement, and the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act; and

     (xii) Upon request of any Underwriter, to furnish, or cause to be furnished, to such Underwriter an electronic version of the Company’s trademarks, servicemarks and corporate logo for use on the website, if any, operated by such Underwriter for the purpose of facilitating the on-line offering of the Shares and ADSs (the “License”); provided, however, that the License shall be used solely for the purpose described above, is granted without any fee and may not be assigned or transferred.

(b)   Each of the Selling Shareholders agrees with each of the Underwriters:

     (i) During the period beginning from the date hereof and continuing to and including the date 90 days after the date hereof, not to offer, sell, contract to sell or otherwise dispose of, or exercise options to purchase or receive, except as provided hereunder, any securities of the Company that are substantially similar to the shares of Stock or ADSs, including but not limited to any securities that are convertible into or exchangeable or exercisable for, or that represent the right to receive, shares of Stock or ADSs or any such substantially similar securities, without the prior written consent of William Blair & Company, L.L.C. or as otherwise agreed by the parties in writing;

     (ii) Not to (and to cause its affiliates, partners or agents not to) take, directly or indirectly, any action which is designed to stabilize or manipulate or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company or facilitate the sale or resale of the Shares or the ADSs;

     (iii) In order to document the Underwriters’ compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions herein contemplated, such Selling Shareholder will deliver to you prior to or at the Time of Delivery a properly completed and executed United States Treasury Department Form W-8 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof); and

     (iv) To bear and pay all stamp or other issuance or transfer taxes or duties and income, capital gains, withholding or other tax (if any) payable in connection with (A) the sale and delivery by such Selling Shareholder of such ADSs to or for the account of the several Underwriters in the manner contemplated herein, (B) the sale and delivery outside the Republic of Ireland by the Underwriters of such ADSs to the initial purchasers thereof in the manner contemplated in this Agreement or (C) the execution and delivery by such Selling Shareholder of this Agreement and the Power of Attorney.

6.

       (a)   The Company and each Selling Shareholder represents and agrees that, without the prior consent of the Underwriters, it has not made and will not make any offer relating to the Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the Act; the Underwriters represent and agree that, without the prior consent of the Company, they have not made and will not make any offer relating to the Shares that would constitute a free writing prospectus; any such free writing prospectus the use of which has been consented to by the Company and the Underwriters is listed on Schedule III(a) or Schedule III(b) hereto;

       (b)   The Company has complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending; and

       (c)   The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Underwriters and, if requested by the Underwriters, will prepare and furnish without charge to the Underwriters an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, that this representation and warranty shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made in reliance upon and in conformity with information furnished in writing to the Company by the Underwriters expressly for use therein.

7.     The Company and Selling Shareholders jointly covenant and agree with the several Underwriters that (a) the Selling Shareholders will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the registration of the Shares and ADSs under the Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, the ADS Registration Statement, the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the cost of printing or producing the Blue Sky Memorandum, closing documents (including compilations thereof) and any supplements or amendments thereto; (iii) all expenses in connection with the qualification of the ADSs for offering and sale under U.S. state securities laws as provided in Section 5(a)(ii) hereof, including the fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky survey; (iv) the filing fees incident to, and the reasonable fees and disbursements of counsel for the Underwriters in connection with, securing any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the ADSs; (b) the Selling Shareholders will pay or cause to be paid: (i) all expenses and taxes of the initial purchasers of the ADSs in the manner contemplated under this Agreement, including, in any such case, any Irish income, capital gains, withholding, transfer or other tax asserted against an Underwriter by reason of the purchase and sale of an ADS pursuant to this Agreement; (ii) the fees and expenses (including fees and disbursements of counsel), if any, of the Depositary and any custodian appointed under the Deposit Agreement, other than the fees and expenses to be paid by holders of ADRs (other than the Underwriters, in connection with the initial purchase of ADSs); (iii) the fees and expenses of the Authorized Agent (as defined in Section 15 hereof); (iv) the cost of preparing stock certificates and ADRs; (iv) the cost and charges of any transfer agent or registrar; and (v) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section; and (c) the Selling Shareholders will pay or cause to be paid all costs and expenses incident to the performance of each Selling Shareholder's obligations hereunder which are not otherwise specifically provided for in this Section, including (i) any fees and expenses of counsel for each Selling Shareholder, (ii) each Selling Shareholder's pro rata share of the fees and expenses of the Attorneys-in-Fact and the Custodian (if any) and (iii) all expenses, stamp duties, transfer taxes and other taxes and duties incident to the sale and delivery of the ADSs to be sold by each Selling Shareholder to the Underwriters hereunder. In connection with clause (c)(iii) of the preceding sentence, William Blair & Company, L.L.C. agrees to pay New York State stock transfer tax, and the Selling Shareholders agree to reimburse William Blair & Company, L.L.C. for each Selling Shareholder's pro rata share of associated carrying costs if such tax payment is not rebated on the day of payment and for its pro rata share of any portion of such tax payment not rebated. It is understood, however, that the Company shall bear, and the Selling Shareholders shall not be required to pay or to reimburse the Company for, the cost of any other matters not directly relating to the sale and purchase of the ADSs pursuant to this Agreement, and that, except as provided in this Section, and Sections 9 and 12 hereof, the Underwriters will pay all of their own costs and expenses, including the fees and expenses of their counsel, stock transfer taxes (other than any imposed by the Republic of Ireland or any political subdivision or taxing authority thereof or therein) on resale of any of the ADSs by them, and any advertising expenses connected with any offers they may make.

           The Company and the Selling Shareholders agree with one another that each Selling Shareholder will reimburse, pay or cause to be paid to the Company all costs and expenses incident to the performance of each Selling Shareholder's obligations hereunder as agreed upon between the Company and such Selling Shareholder.

8.     The obligations of the Underwriters hereunder, as to the ADSs to be delivered at the

Time of Delivery, shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company and of the Selling Shareholders herein are, at and as of the Time of Delivery, true and correct, the condition that the Company and the Selling Shareholders shall have performed all of its and their obligations hereunder theretofore to be performed, and the following additional conditions:

       (a)   The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) hereof; all material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time period prescribed for such filings by Rule 433; if the Company has elected to rely upon Rule 462(b), the Rule 462(b) Registration Statement shall have become effective by 10:00 p.m., Washington, D.C. time, on the date of this Agreement; no stop order suspending the effectiveness of the Registration Statement, the ADS Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or, to the Company’s knowledge, threatened by the Commission; no stop order suspending or preventing the use of the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction;

       (b)   Sullivan & Cromwell LLP, United States counsel for the Underwriters, shall have furnished to you such opinion or opinions dated the Time of Delivery, with respect to such matters as you may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

       (c)   Cahill Gordon & Reindel LLP, U.S. counsel for the Company, shall have furnished to you their written opinions dated the Time of Delivery, to the effect set forth in Annex A hereto;

       (d)   A & L Goodbody, Irish counsel for the Company and Ronan Lambe, shall have furnished to you their written opinion dated the Time of Delivery, to the effect set forth in Annex B hereto;

       (e)   Cahill Gordon & Reindel LLP, U.S. counsel for each of the Selling Shareholders, shall have furnished to you their written opinion with respect to each of the Selling Shareholders dated the Time of Delivery, to the effect set forth in Annex C hereto;

       (f)   Mourant du Feu & Jeune, Jersey counsel for Poplar Limited, shall have furnished to you their written opinion, dated the Time of Delivery, to the effect set forth in Annex D hereto;

       (g)   Emmet, Marvin & Martin, counsel for the Depositary, shall have furnished to you their written opinion dated the Time of Delivery, to the effect set forth in Annex E hereto;

       (h)   On the date of the Prospectus prior to the execution of this Agreement, on the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement and also at the Time of Delivery, KPMG shall have furnished to you a letter or letters, dated the respective dates of delivery thereof, in form and substance satisfactory to you, to the effect set forth in Annex F hereto;

       (i)   (i)   Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Pricing Prospectus, and (ii) since the respective dates as of which information is given in the Pricing Prospectus there shall not have been any change in the share capital or long-term debt of the Company or any of its subsidiaries or any change, or any development involving a prospective change, in or affecting the general affairs, management, consolidated financial position, shareholders' equity or results of operations of the Company and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the Pricing Prospectus, the effect of which, in any such case described in Clause (i) or (ii), is in your judgment so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the ADSs on the terms and in the manner contemplated in the Prospectus;

       (j)   On or after the Applicable Time there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange, the NASDAQ Global Market, the Nasdaq automated quotation system, the London Stock Exchange or the Irish Stock Exchange; (ii) a suspension or material limitation in trading in the Company's securities on the NASDAQ Global Market or the Irish Stock Exchange; (iii) a general moratorium on commercial banking activities in New York, London or Dublin declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United States, the United Kingdom or the Republic of Ireland; (iv) a change or development involving a prospective change in United States or Irish taxation affecting the Company, the Shares or the ADSs or the transfer thereof or the imposition of exchange controls by the United States or the Republic of Ireland; or (v) the outbreak or escalation of hostilities involving the United States or the Republic of Ireland or the declaration by the United States or the Republic of Ireland of a national emergency or war, if the effect of any such event specified in this Clause (v) in your judgment makes it impracticable or inadvisable to proceed with the public offering or the delivery of the ADSs being delivered at the Time of Delivery on the terms and in the manner contemplated in the Prospectus or (vi) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in the United States, the United Kingdom or the Republic of Ireland or elsewhere, if the effect of any such event specified in clause (v) or (vi) in your judgment makes it impracticable or inadvisable to proceed with the public offering or the delivery of the ADSs being delivered at the Time of Delivery on the terms and in the manner contemplated in the Prospectus;

       (k)   The Company shall have complied with the provisions of Section 5(a) hereof with respect to the furnishing of prospectuses on the New York Business Day next succeeding the date of this Agreement; and

       (l)   The Company and the Selling Shareholders shall have furnished or caused to be furnished to you at the Time of Delivery certificates of officers of the Company and of the Selling Shareholders, respectively, satisfactory to you as to the accuracy of the representations and warranties of the Company and the Selling Shareholders, respectively, herein at and as of the Time of Delivery, as to the performance by the Company and the Selling Shareholders of all of their respective obligations hereunder to be performed at or prior to the Time of Delivery, and as to such other matters as you may reasonably request, and the Company shall have furnished or caused to be furnished certificates as to the matters set forth in subsection (a) of this Section, and as to such other matters as you may reasonably request.

9.   (a)   The Company and Poplar Limited (the "Indemnifying Selling Shareholder"), jointly and severally, will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained or incorporated by reference in the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus or any Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company and the Indemnifying Selling Shareholder shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus or any Prospectus or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by any Underwriter through William Blair & Company, L.L.C. expressly for use therein; provided, further, that the aggregate liability of the Indemnifying Selling Shareholder pursuant to this subsection (a) shall not exceed the product of the number of ADSs sold by such Indemnifying Selling Shareholder and the initial public offering price, less the underwriting discount applicable to such ADSs, as set forth in the Prospectus.

       (b)   Dr. Ronan Lambe will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained or incorporated by reference in the Registration Statement, the Base Prospectus, any Preliminary Prospectus, the Pricing Prospectus or any Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Base Prospectus, any Preliminary Prospectus, the Pricing Prospectus or any Prospectus or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act in reliance upon and in conformity with Dr. Lambe’s Selling Shareholder Information; and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the aggregate liability of Dr. Ronan Lambe pursuant to this subsection (b) shall not exceed the product of the number of ADSs sold by Dr. Ronan Lambe and the initial public offering price, less the underwriting discount applicable to such ADSs, as set forth in the Prospectus.

       (c)   Each Underwriter will indemnify and hold harmless the Company and each Selling Shareholder against any losses, claims, damages or liabilities to which the Company or such Selling Shareholder may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained or incorporated by reference in the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus or any Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus or any Prospectus or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by such Underwriter through William Blair & Company, L.L.C. expressly for use therein; and will reimburse the Company and each Selling Shareholder for any legal or other expenses reasonably incurred by the Company or such Selling Shareholder in connection with investigating or defending any such action or claim as such expenses are incurred.

       (d)   Promptly after receipt by an indemnified party under subsection (a), (b) or (c) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (which shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party. It is understood that the indemnifying party shall, in connection with any one such action, suit or proceeding or separate but substantially similar or related actions, suits or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate firm of attorneys at any time for all indemnified parties not having actual or potential differing interests among themselves except to the extent that local counsel, in addition to the regular counsel to such indemnified parties, is required in order to effectively defend against such action or proceeding. Notwithstanding anything to the contrary contained herein, an indemnified party will consult with the indemnifying party prior to effecting the settlement of any claim or action.

       (e)   If the indemnification provided for in this Section 9 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholders on the one hand and the Underwriters on the other from the offering of the ADSs. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (d) above, then the Company, the Selling Shareholders and the Underwriters shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Selling Shareholders on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations, it being understood that Dr. Lambe shall only be attributed fault in connection with such statements or omissions made in reliance upon and in conformity with Dr. Lambe’s Selling Shareholder Information. The relative benefits received by the Company and the Selling Shareholders on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering of the ADSs purchased under this Agreement (before deducting expenses) received by the Company and the Selling Shareholders bear to the total underwriting discounts and commissions received by the Underwriters with respect to the ADSs purchased under this Agreement, in each case as set forth in the table on the cover page of the Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Shareholders on the one hand or the Underwriters on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, each of the Selling Shareholders and the Underwriters agree that it would not be just and equitable if contributions pursuant to this subsection (e) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (e), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the ADSs underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint.

       (f)   The obligations of the Company and the Selling Shareholders under this Section 9 shall be in addition to any liability which the Company and the respective Selling Shareholders may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act; and the obligations of the Underwriters under this Section 9 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company (including any person who, with his or her consent, is named in the Registration Statement as about to become a director of the Company) and to each person, if any, who controls the Company or any Selling Shareholder within the meaning of the Act.

10.   (a)   If any Underwriter shall default in its obligation to purchase the ADSs which it has agreed to purchase hereunder at the Time of Delivery, you may in your discretion arrange for you or another party or other parties to purchase such ADSs on the terms contained herein. If within thirty-six hours after such default by any Underwriter, you do not arrange for the purchase of such ADSs, then the Company and the Selling Shareholders shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to you to purchase such ADSs on such terms. In the event that, within the respective prescribed periods, you notify the Company and the Selling Shareholders that you have so arranged for the purchase of such ADSs, or the Company and the Selling Shareholders notify you that they have so arranged for the purchase of such ADSs, you or the Company and the Selling Shareholders shall have the right to postpone the Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments to the Registration Statement or the Prospectus which in your opinion may thereby be made necessary. The term "Underwriter" as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such ADSs.

       (b)   If, after giving effect to any arrangements for the purchase of the ADSs of a defaulting Underwriter or Underwriters by you and the Company and the Selling Shareholders as provided in subsection (a) above, the aggregate number of such ADSs which remains unpurchased does not exceed one-eleventh of the aggregate number of all of the ADSs to be purchased at the Time of Delivery, then the Company and the Selling Shareholders shall have the right to require each non-defaulting Underwriter to purchase the number of ADSs which such Underwriter agreed to purchase hereunder at the Time of Delivery and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of ADSs which such Underwriter agreed to purchase hereunder) of the ADSs of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

       (c)   If, after giving effect to any arrangements for the purchase of the ADSs of a defaulting Underwriter or Underwriters by you and the Company and the Selling Shareholders as provided in subsection (a) above, the aggregate number of such ADSs which remains unpurchased exceeds one-eleventh of the aggregate number of all of the ADSs to be purchased at the Time of Delivery, or if the Company and the Selling Shareholders shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase ADSs of a defaulting Underwriter or Underwriters, then this Agreement shall thereupon terminate, without liability on the part of any non-defaulting Underwriter or the Company or the Selling Shareholders, except for the expenses to be borne by the Company and the Selling

Shareholders and the Underwriters as provided in Section 7 hereof and the indemnity and contribution agreements in Section 9 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

11.     The respective indemnities, agreements, representations, warranties and other statements of the Company, the Selling Shareholders and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company, or any of the Selling Shareholders, or any officer or director or controlling person of the Company, or any controlling person of any Selling Shareholder, and shall survive delivery of and payment for the ADSs.

12.     If this Agreement shall be terminated pursuant to Section 10 hereof, neither the Company nor the Selling Shareholders shall then be under any liability to any Underwriter except as provided in Sections 7 and 9 hereof; and, for any reason, any ADSs are not delivered by or on behalf of the Selling Shareholders as provided herein, each of the Selling Shareholders pro rata (based on the number of ADSs to be sold by such Selling Shareholder hereunder) will reimburse the Underwriters through you for all out-of-pocket expenses approved in writing by you, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of the ADSs not so delivered, but the Company and the Selling Shareholders shall then be under no further liability to any Underwriter in respect of the ADSs not so delivered except as provided in Sections 7 and 9 hereof.

13.     In all dealings hereunder, you shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by you jointly or by William Blair & Company, L.L.C. on your behalf; and in all dealings with any Selling Shareholder hereunder, you and the Company shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of such Selling Shareholder made or given by any or all of the Attorneys-in-Fact for such Selling Shareholder.

           All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to you in care of at William Blair & Company, L.L.C., 222 West Adams Street, Chicago, Illinois 60606; if to any Selling Shareholder shall be delivered or sent by mail, telex or facsimile transmission to counsel for such Selling Shareholder at its address set forth in Schedule II hereto; and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention: Company Secretary. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

14.     This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and the Selling Shareholders (and their successors and assigns) and, to the extent provided in Sections 9 and 10 hereof, the officers and directors of the Company and each person who controls the Company, any Selling Shareholder or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the ADSs from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

           The obligations of the Selling Shareholders hereunder shall not be terminated by operation of law, whether by the death or incapacity of any individual Selling Shareholder or in the case of a partnership or corporation, by the dissolution of such partnership or corporation, or by the occurrence of any other event; if any individual Selling Shareholder should die or become incapacitated, or if any such partnership or corporation should be dissolved, or if any other such event should occur, before the delivery of the ADSs hereunder, the ADSs shall be delivered by or on behalf of the Selling Shareholders in accordance with the terms and conditions of this Agreement; and actions taken by the Attorneys-in-Fact pursuant to the Powers of Attorney shall be as valid as if such death, incapacity, termination, dissolution or other event had not occurred, regardless of whether or not the Custodian, the Attorneys-in-Fact, or any of them, shall have received notice of such death, incapacity, dissolution or other event.

15.     Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding against the Company or the Selling Shareholders brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any New York court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Each of the Company and the Selling Shareholders has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its authorized agent (the "Authorized Agent") upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. Each of the Company and the Selling Shareholders represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company and the Selling Shareholders as the case may be.

16.     In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the "judgment currency") other than United States dollars, the Company and the Selling Shareholders, as the case may be, will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of the judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Selling Shareholders and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

17.     Time shall be of the essence of this Agreement. As used herein, the term "business day" shall mean any day when the Commission's office in Washington, D.C. is open for business.

18.     This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

19.     This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

19.     Notwithstanding anything herein to the contrary, the Company and the Selling Shareholders are authorized to disclose to any persons the U.S. federal and state income tax treatment and tax structure of the potential transaction and all materials of any kind (including tax opinions and other tax analyses) provided to the Company and the Selling Shareholders relating to that treatment and structure, without the Underwriters imposing any limitation of any kind. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, “tax structure” is limited to any facts that may be relevant to that treatment.

20.     The Company and each of the Selling Shareholders acknowledge and agree that (i) the purchase and sale of the ADSs pursuant to this Agreement is an arm's-length commercial transaction between the Company and each of the Selling Shareholders, on the one hand, and the Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction the Underwriters are acting solely as principal and not agent or fiduciary of the Company or the Selling Shareholders, (iii) the Underwriters have not assumed an advisory or fiduciary responsibility in favor of the Company and the Selling Shareholders with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether the Underwriters have advised or is currently advising the Company or either of the Selling Shareholders on other matters) or any other obligation to the Company or the Selling Shareholders except the obligations expressly set forth in this Agreement and (iv) the Company and the Selling Shareholders have consulted their own legal and financial advisors to the extent they deemed appropriate. Each of the Company and the Selling Shareholders agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company or the Selling Shareholders, in connection with such transaction or the process leading thereto.

21.     This Agreement supersedes all prior agreements and understandings (whether written or oral) between or among the Company, the Selling Shareholders and the Underwriters, or any of them, with respect to the subject matter hereof.

22.     The Company, each of the Selling Shareholders and the Underwriters hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

           If the foregoing is in accordance with your understanding, please sign and return to us 6 (six) counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters, the Company and each of the Selling Shareholders. It is understood that your acceptance of this letter on behalf of each of the Underwriters is pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Company and the Selling Shareholders for examination upon request, but without warranty on your part as to the authority of the signers thereof.

           Any person executing and delivering this Agreement as Attorney-in-Fact for a Selling Shareholder represents by so doing that he has been duly appointed as Attorney-in-Fact by such Selling Shareholder pursuant to a validly existing and binding Power of Attorney which authorizes such Attorney-in-Fact to take such action.

Very truly yours,

ICON plc

By:

Name: Peter Gray
Title: Chief Executive Officer

Ronan Lambe

By:

Name: •
Title: Attorney-in-Fact

Poplar Limited

By:

Name: •
Title: Attorney-in-Fact

As Attorney-in-Fact acting on behalf of each of the Selling Shareholders named in Schedule II to this Agreement

Accepted as of the date hereof:

William Blair & Company, L.L.C.
Bear, Stearns & Co. Inc.,
Jefferies & Company, Inc.

By:

(William Blair & Company, L.L.C.)
On behalf of each of the Underwriters

SCHEDULE I

Total Number
of ADSs to be
Underwriter	Purchased

William Blair & Company, L.L.C	[•]
Bear, Stearns & Co. Inc	[•]
Jefferies & Company, Inc	[•]
Total	1,000,000

SCHEDULE II

Total Number of
ADSs to be sold

The Selling Shareholders:
Ronan Lambe (a)	500,000
Poplar Limited (b)	500,000
Total	1,000,000

     (a) This Selling Shareholder has appointed Peter Gray and Ciaran Murray as Attorneys-in-Fact.

     (b) This Selling Shareholder has appointed Peter Gray and Ciaran Murray as Attorneys-in-Fact.

SCHEDULE III

(a) Issuer Free Writing Prospectus

[None.]

(b) Underwriter Free Writing Prospectus

[None.]

Annex A

     (i) The Underwriting Agreement has been duly executed and delivered by the Company to the extent that execution and delivery are governed by New York law.

     (ii) The Deposit Agreement has been duly executed and delivered by the Company to the extent that execution and delivery are governed by New York law and, assuming due authorization, execution and delivery of the Deposit Agreement by the Depositary and that each of the Depositary and the Company has full power, authority and legal right (under Irish law) to enter into and perform its obligations thereunder, constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights generally and to general principles of equity.

     (iii) Assuming the authority of the Depositary to execute the Deposit Agreement and issue the ADRs, the ADRs have been duly and validly issued and the person in whose name the ADRs are registered is entitled to the rights specified therein and in the Deposit Agreement.

     (iv) Under the laws of the State of New York relating to personal jurisdiction, the Company has, pursuant to Section 13 of the Underwriting Agreement, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the Borough of Manhattan, the City of New York, New York (each a “New York Court”) in any action arising out of or relating to the Underwriting Agreement or the transactions contemplated thereby, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed the Authorized Agent as its authorized agent for the purpose described in Section 13 of the Underwriting Agreement; and service of process effected on such agent in the manner set forth in Section 13 of the Underwriting Agreement will be effective to confer valid personal jurisdiction over the Company.

     (v) To the best of our knowledge and other than as set forth in the Prospectus, there are no legal or governmental proceedings in the United States pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is subject which, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a material adverse effect on the current or future consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries; and, to the best of our knowledge, no such proceedings are threatened or contemplated by any Governmental Agency in the United States or threatened by others.

     (vi) The sale and delivery of the ADSs being delivered at the Time of Delivery and the compliance by the Company with all the provisions of the Underwriting Agreement and the Deposit Agreement and the consummation of the transactions contemplated thereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (A) any existing applicable statutory law, order, rule or regulation of any court or governmental agency or body in the United States or the State of New York having jurisdiction over the Company or any of its subsidiaries or any of their properties or (B) any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument, in each case governed by United States law, known to us to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, except as such conflicts, breaches or defaults that individually or in the aggregate would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     (vii) No Governmental Authorization of the United States or the State of New York is required (A) for the sale and delivery of the ADSs by the Selling Shareholders or (B) for the consummation by the Company and the Selling Shareholders of the transactions contemplated by the Underwriting Agreement and the Deposit Agreement, except (i) the registration under the Act of the Shares and the ADSs and (ii) such Governmental Authorization as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Shares and ADSs by or for the account of the several Underwriters.

     (viii) We have been advised by the staff of the Securities and Exchange Commission that the Registration Statement has been declared effective under the Act and, to our knowledge, no stop order suspending the effectiveness of the Registration Statement or any part of it has been issued and no proceedings for that purpose are pending or contemplated under the Act.

     (ix) The statements set forth in the Company’s report on Form 6-K/A, filed on March 7, 2003, and incorporated by reference into the Pricing Prospectus, under the captions “Description of American Depositary Shares” and “Description of the Registration Rights Agreement, dated December 12, 1997”, and in the Prospectus under the captions “U.S. Taxation Considerations” and “Underwriting” insofar as they purport to describe the provisions of the laws and documents referred to therein, are true and correct in all material respects and fairly summarize the information required to be shown.

     (x) The Company is not a PFIC within the meaning of Section 1296 of the Code or a Foreign Personal Holding Company within the meaning of Section 552 of the Code.

     (xi) The Company is not an “investment company” or an entity controlled by an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended.

     (xii) The documents incorporated by reference in the Prospectus as any further amendment or supplement thereto, made by the Company prior to the Time of Delivery (other than the financial statements and related schedules therein, as to which such counsel need express no opinion), when they became effective or were filed with the Commission, as the case may be, complied as to form in all material respects with the requirements of the Act or the Exchange Act of 1934, as amended (the “Exchange Act”), as applicable, and the rules and regulations of the Commission thereunder; and we have no reason to believe that any of such documents, when such documents became effective or were so filed, as the case may be, contained, in the case of a registration statement which became effective under the Act, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or, in the case of other documents which were filed under the Securities Act or the Exchange Act with the Commission, an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such documents were so filed, not misleading.

     (xiii) The Registration Statement and the Prospectus and any further amendments and supplements thereto made by the Company prior to the Time of Delivery (other than the financial statements, including the notes thereto, and related financial data, as to which we express no opinion) comply as to form in all material respects with the requirements of the Act and the rules and regulations thereunder; although we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained or incorporated by reference in the Registration Statement, the Pricing Prospectus or the Prospectus, except for those referred to in paragraph (ix) above, we have no reason to believe that,

     (i) any part of the Registration Statement or any further amendment thereto made by the Company prior to the Time of Delivery (other than the financial statements and related schedules therein, as to which we express no opinion), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading

     (ii) that the Pricing Disclosure Package, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) that, as of its date and as of the Time of Delivery, the Prospectus or any further amendment or supplement thereto made by the Company prior to the Time of Delivery (other than the financial statements and related schedules therein, as to which such counsel need express no opinion) contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and we not know of any amendment to the Registration Statement required to be filed or of any contracts or other documents of a character required to be filed as an exhibit to the Registration Statement or required to be incorporated by reference into the Prospectus or required to be described in the Registration Statement, the Basic Prospectus or the Prospectus which are not filed or incorporated by reference or described as required.

Annex B

     (iii) The Company has been duly incorporated and is validly existing as a public limited company under the laws of Ireland, with corporate power and authority to own its properties and conduct its business as described in the Prospectus;

     (iv) The Company has an authorised share capital as set forth in the Prospectus, and all of the issued shares of the Company (including the Shares represented by the ADSs being delivered at the Time of Delivery) have been duly and validly authorised and issued and are fully paid and non-assessable; the holders of outstanding shares of the Company are not entitled to pre-emptive or other rights to acquire the Shares in respect of the ADSs or to be purchased from the Selling Shareholders under the Underwriting Agreement which have not been complied with or validly waived or disapplied; the Shares already deposited by Selling Shareholders are freely issuable or transferable by the Selling Shareholders to or for the account of the several Underwriters in the manner contemplated in the Underwriting Agreement and the initial purchasers thereof; there are no restrictions on subsequent transfers of the ADSs or the Shares; and the Shares conform to the description thereof incorporated by reference in the Pricing Prospectus and the Prospectus;

     (v) The Deposit Agreement has been duly authorised, and insofar as Irish law governs the formalities of execution and delivery thereof, executed and delivered by the Company and, insofar as the laws of Ireland are concerned, constitutes an agreement which is enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganisation and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

     (vi) The Company and ICON Clinical Research Limited (the “Irish Subsidiary”) have been duly incorporated and each is validly existing as a corporation under the laws of Ireland; and based solely on an inspection of the relevant statutory books, all of the issued shares of the Company and the Irish Subsidiary have been duly and validly authorised and issued, are fully paid and non-assessable, and based only on a corporate certificate to that effect from each of the Company and the Irish Subsidiary (except for directors’ qualifying shares and except as otherwise set forth in the Prospectus) all of the issued shares of the Irish Subsidiary are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims;

     (vii) The Company and the Irish Subsidiary have good, valid and marketable title to all real property owned by them, in each case free and clear of all liens, encumbrances and defects except such as are described in the Prospectus or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and the Irish Subsidiary; and any real property and buildings held under lease by the Company or the Irish Subsidiary are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or the Irish Subsidiary;

     (viii) To the best of our knowledge and other than as set forth in the Prospectus, there are no legal or governmental proceedings pending to which the Company or the Irish Subsidiary are a party or of which any property of the Company or the Irish Subsidiary is the subject which, if determined adversely to the Company or the Irish Subsidiary, would individually or in the aggregate have a material adverse effect on the current or future consolidated financial position, shareholders’ equity or results of operations of the Company or the Irish Subsidiary; and, to the best of our knowledge, no such proceedings are threatened or contemplated by any Governmental Agency or threatened by others;

     (ix) The Underwriting Agreement has been duly authorised, and insofar as the laws of Ireland govern the formalities of execution and delivery thereof, executed and delivered by the Company and by Ronan Lambe and insofar as the laws of Ireland are concerned, constitute an agreement of the Company, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganisation and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

     (x) Based (i) solely on searches conducted on [•] on our behalf at the Companies Registration Office in Dublin and the Central Office of the High Court of Ireland and the relevant Revenue Sheriff’s Offices and/or (ii) on our actual knowledge, the sale of the Shares, the sale of the ADSs being delivered at the Time of Delivery to be sold by the Selling Shareholders and the compliance by the Company and the Selling Shareholders with all of the provisions of the Underwriting Agreement and the compliance by the Company with all of the provisions of the Deposit Agreement and the consummation of the transactions contemplated under the Underwriting Agreement and the Deposit Agreement, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument known to this Firm by virtue of current instructions from the Company or the Selling Shareholders to which the Company, its Irish Subsidiary or the Selling Shareholders is a party or by which the Company, its Irish Subsidiary or the Selling Shareholders are bound or to which any of the property or assets of the Company, its Irish Subsidiary or the Selling Shareholders are subject, nor will such action result in any violation of the provisions of the Memorandum and Articles of Association of the Company or any statute or any order, rule or regulation known to us any Governmental Agency having jurisdiction over the Company, its Irish Subsidiary, the Selling Shareholders or any of their properties;

     (xi) No Governmental Authorization of or with any Governmental Agency is required in Ireland (A) for the execution and delivery by the Company of the Underwriting Agreement and the Deposit Agreement to be duly and validly authorized; (B) for the sale and delivery of the ADSs being delivered at the Time of Delivery by the Selling Shareholders; (C) for the execution and delivery by each Selling Shareholder of the Underwriting Agreement and the Power of

Attorney to be duly and validly authorized; or (D) for the consummation of the transactions contemplated by the Underwriting Agreement, the Deposit Agreement and the Power of Attorney, except those that have been obtained or made and are in full force and effect;

     (xii) The statements set forth (A) in the Company’s report on Form 6-K/A filed on March 7, 2003, and incorporated by reference into the Pricing Prospectus, under the caption “Description of Share Capital”, insofar as they purport to constitute a summary of the terms of the Stock, and (B) (w) in the Company’s report on Form 6-K/A filed on March 7, 2003, and incorporated by reference into the Pricing Prospectus, under the captions “Description of the Memorandum and Articles of Association of the Company” and “Changes to Constitutional Documents”, (x) in the Company’s annual report on Form 20-F for the fiscal year ended May 31, 2004, and incorporated by reference in the Prospectus, under the caption “Additional Information—Memorandum and Articles of Association”, (y) in the Company’s transition report on Form 20-F for the seven-month transition period ended December 31, 2005, and incorporated by reference into the Prospectus, under the captions “Major Shareholders and Related Party Transactions”, and (z) in the Prospectus under the captions “Price Range of ADSs and Dividend Policy”, “Selling Shareholders”, “Irish Taxation Considerations” and “Exchange Controls and Other Limitations Affecting Security Holders”, insofar as they purport to describe matters of Irish law or regulation or the provisions of documents referred to therein, are true, accurate and fair summaries and fairly present such information in all material respects in each case in the context in which they appear;

(xiii) The opinion of this Firm set forth in the Prospectus under “Enforceability of Civil Liabilities Provisions of Federal Securities Laws Against Foreign Persons; Shareholder Rights Under Irish Law”, to the extent that such opinion constitutes a summary or description of Irish law is confirmed as of the Time of Delivery;

     (xiv) No stamp or other issuance or transfer taxes or duties and no Irish capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to Ireland or to any political subdivision or taxing authority thereof or therein in connection with (A) the sale and delivery by the Selling Shareholders of the ADSs to or for the account of the several Underwriters in the manner contemplated in the Underwriting Agreement, (B) the sale and delivery outside Ireland by the Underwriters of the ADSs to the initial purchasers thereof in the manner contemplated in the Underwriting Agreement, or (C) the execution and delivery of the Underwriting Agreement or the Deposit Agreement;

     (xv) Insofar as matters of Irish law are concerned, the Registration Statement and the ADS Registration Statement and the filing of such documents with the Commission have been duly authorised by and on behalf of the Company; and each of the Registration Statement and the ADS Registration Statement has been duly executed pursuant to such authorisation by and on behalf of the Company;

     (xvi) The Company’s agreement to the choice of law provisions set forth in the Underwriting Agreement and in the Deposit Agreement will be recognised and given effect by the courts of Ireland; the Company can sue and be sued in its own name under the laws of Ireland; the irrevocable submission of the Company to the exclusive jurisdiction of a New York Court, the waiver by the Company of any objection to the venue of a proceeding of a New York Court and the agreement of the Company that the Underwriting Agreement and the Deposit Agreement shall be governed by and construed in accordance with the laws of the State of New York assuming that they constitute valid and binding obligations under New York law are legal, valid and binding under Irish law, service of process effected in the manner set forth in Section 13 of the Underwriting Agreement will be effective, insofar as the laws of Ireland are concerned, to confer valid jurisdiction over the Company; and judgment obtained in a New York Court arising out of or in relation to the obligations of the Company or any Selling Shareholder under the Underwriting Agreement would be enforceable against the Company or any Selling Shareholder (as appropriate) in the courts of Ireland;

     (xvii) The indemnification and contribution provisions set forth in Section 8 of the Underwriting Agreement do not contravene the public policy or laws of Ireland;

     (xviii) Under the current laws and regulations of Ireland all dividends and other distributions declared and payable on the shares of the Company to be paid in euro (including any such dividends or distributions to be paid to the Depositary), may be converted into foreign currency which may be freely transferred out of Ireland, and save as set out in the Prospectus, all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of Ireland and are otherwise free and clear of any other tax, withholding or deduction in Ireland and may be paid without the necessity of obtaining any Governmental Authorisation in Ireland;

     (xix) Neither the Company nor its Irish Subsidiary is in violation of its Memorandum and Articles of Association or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound;

     (xx) To the best of this Firm’s knowledge based upon certificates of each of the Selling Shareholders, upon which this Firm believes that both you and they are justified in relying, immediately prior to the Time of Delivery the Depositary or its nominee, as the case may be, has good, valid and marketable title to the Shares underlying the ADSs to be sold at the Time of Delivery by such Selling Shareholders under the Underwriting Agreement, free and clear of all liens, encumbrances, equities or claims created by or resulting from actions of such Selling Shareholders or the Depositary or its nominee, as the case may be, (other than those created pursuant to the Underwriting Agreement or the Power of Attorney) and the Selling Shareholders have power and authority to sell, assign, transfer and deliver the ADSs to be sold by them thereunder;

     (xxi) We have no reason to believe that any of the documents incorporated by reference in the Prospectus or any further amendment or supplement thereto made by the Company prior to the Time of Delivery (other than the financial statements and related schedules therein, as to which we express no opinion), when they became effective or were filed with the Commission, as the case may be, contained, in the case of a registration statement which became effective under the Act, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or, in the case of other documents which were filed under the Exchange Act with the Commission, an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such documents were so filed, not misleading;

     (xxii) Although we do not assume any responsibility for the accuracy, completeness or fairness of the statements contained or incorporated by reference in the Prospectus, except for those referred to in paragraph (x) above, we have no reason to believe that;

(i) any part of the Registration Statement or any further amendments or supplements thereto made by the Company prior to the Time of Delivery (other than the financial statements and related schedules therein, as to which we express no opinion) contained or incorporated by reference an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that

(ii) that the Pricing Disclosure Package, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) that, as of its date and as of the Time of Delivery, the Prospectus or any further amendment or supplement thereto made by the Company prior to the Time of Delivery (other than the financial statements and related schedules therein, as to which such counsel need express no opinion) contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and we not know of any amendment to the Registration Statement required to be filed or of any contracts or other documents of a character required to be filed as an exhibit to the Registration Statement or required to be incorporated by reference into the Prospectus or required to be described in the Registration Statement, the Basic Prospectus or the Prospectus which are not filed or incorporated by reference or described as required.

Annex C

1.   A Power of Attorney has been duly executed and delivered by each Selling Shareholder to the extent execution and delivery are governed by New York law and, assuming due authorization by each Selling Shareholder, constitute valid and binding agreements of each Selling Shareholder in accordance with their terms.

2.   The Underwriting Agreement has been duly executed and delivered by or on behalf of each Selling Shareholder to the extent execution and delivery are governed by New York law.

3.   No Governmental Authorization of any Governmental Agency in the United States is required (A) for the sale and delivery of the ADSs to be sold by each Selling Shareholder pursuant to the Underwriting Agreement or (B) for the consummation of the transactions contemplated in the Underwriting Agreement, the Deposit Agreement and the Power of Attorney in connection with the ADSs to be sold by each Selling Shareholder thereunder, except (i) such Governmental Authorizations as have been duly obtained and are in full force and effect, (ii) the registration under the Securities Act of the Shares and the ADSs and (iii) such Governmental Authorizations as may be required under state or foreign securities or Blue Sky laws in connection with the purchase and distribution of the Shares or ADSs by or for the account of the several Underwriters.

4.   No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to the United States or any political subdivision or taxing authority thereof or therein in connection with (A) the sale and delivery by the Selling Shareholders of the ADSs to or for the account of the several Underwriters in the manner contemplated in the Underwriting Agreement, (B) the sale and delivery outside the Republic of Ireland by the Underwriters of the ADSs to the initial purchasers thereof in the manner contemplated in the Underwriting Agreement or (C) the execution and delivery by the Selling Shareholders of the Underwriting Agreement or the execution and delivery by the Company of the Deposit Agreement.

5.   To the extent title is governed by New York law, immediately prior to the date hereof each Selling Shareholder had good and valid title to the ADSs to be sold on the date hereof by each Selling Shareholder under the Underwriting Agreement and the Deposit Agreement, free and clear of all liens, encumbrances, equities or claims, and full right, power and authority to sell, assign, transfer and deliver the ADSs to be sold by each Selling Shareholder thereunder. Each Selling Shareholder may resell the ADSs being resold by it without further registration of those ADSs under the Securities Act.

6.   To the extent title is governed by New York law, good and valid title to the ADSs, free and clear of all liens, encumbrances, equities or claims, has been transferred to the Underwriters who has purchased ADSs in good faith and without notice of any such lien, encumbrance, equity or claim or any other adverse claim within the meaning of the Uniform Commercial Code.

7.   The irrevocable submission of each Selling Shareholder to the exclusive jurisdiction of a New York court, the waiver by such Selling Shareholder of any objection to the venue of a proceeding of a New York court and the agreement of each Selling Shareholder that the Underwriting Agreement shall be governed by and construed in accordance with the laws of the State of New York are legal, valid and binding.

Annex D

1.   The Selling Shareholder is duly incorporated and validly existing under Jersey law.

2.   The Selling Shareholder has the corporate power and capacity to enter into and execute the Agreements and has taken the necessary corporate and other action to authorise the acceptance and the due execution and performance of its obligations under the Agreements and the Agreements have been duly authorized, executed and delivered by or on behalf of the Selling Shareholder.

3.   The Selling Shareholder’s entering into and performance of its obligations under the Agreements and the transactions contemplated thereby do not conflict with any law or regulation of the Island of Jersey or any other agreements previously entered into by the Selling Shareholder.

4.   The Agreements constitute valid, legal and binding obligations of the Selling Shareholder, enforceable in accordance with their terms.

5.   It is not necessary or desirable that the Agreements be filed, recorded, registered or enrolled at any public office or Registry within the Island of Jersey.

6.   There are no stamp, registration or other duties or fees required to be paid in the Island of Jersey or in any political sub-division or taxing authority therein or thereof with respect to or by virtue of the execution and performance by the Selling Shareholder of the Agreements.

7.   The Selling Shareholder will not be required to make any deduction or withholding from any payment it may make under the Agreements.

8.   All acts, conditions and things required to be done under Jersey law in order to:-

     (a)   enable the Selling Shareholder lawfully to enter into, exercise its rights and perform the obligations expressed to be assumed by it in the Agreements;

     (b)   ensure that the obligations expressed to be assumed by it in the Agreements are legal, valid and binding in accordance with their respective terms; and

     (c)   make the Agreements admissible in evidence in the Island of Jersey, have been done, fulfilled and performed in compliance with Jersey law.

9.   The Selling Shareholder is not entitled to claim immunity from any suit, execution, attachment or other legal process in the Island of Jersey.

10.   The Jersey courts would consider the legal title to the Shares to be a matter of Irish law and the legal title to the ADSs as a matter of the law of the State of New York.

11.   The choice of the law of the State of New York to govern the Agreement is a valid choice of law and accordingly the law of the State of New York will be applied by the Jersey courts if the Agreement comes under their jurisdiction, upon proof of the relevant provisions of the law of the State of New York.

12.   The Jersey courts will recognize as valid a final judgment for a sum of money (not being a sum payable in respect of taxes or other charges of a like nature, a fine or a penalty) rendered against the Selling Shareholder by any competent superior court in the State of New York, provided that such judgment is obtained without fraud, in accordance with the principles of natural justice and is not contrary to public policy.

13.   The provisions of Section 13 of the Agreement for submission by the Selling Shareholder to the jurisdiction of the New York courts and for service of process will be valid and binding on the Selling Shareholder under Jersey law.

14.   It is not necessary that the Underwriters be licensed, qualified or otherwise entitled to carry on business in the Island of Jersey in order to enable the Underwriters:-

     (a)   to enforce their rights under the Agreements;

     (b)   to execute the Agreements; or

     (c)   to perform the obligations expressed to be assumed by them in the Agreements.

15.   A search at the Registrar of Companies in Jersey today revealed no evidence of any current resolutions for the winding-up or dissolution of the Selling Shareholder and no evidence of the appointment of any liquidator, receiver or other similar official in respect of the Selling Shareholder or any of its assets.

Annex E

          (i)   The Deposit Agreement has been duly authorized, executed and delivered by the Depositary and constitutes a valid and binding agreement of the Depositary enforceable against the Depositary in accordance with its terms, except as enforcement of it may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws of general application relating to or affecting creditors' rights and by general principles of equity.

          (ii)   The ADSs are validly issued and entitle the holders of the ADSs to the rights specified in those ADRs and in the Deposit Agreement.

          (iii)   We have been advised by the staff of the Securities and Exchange Commission that the registration statement for the ADSs on Form F-6 (the “F-6 Registration Statement”) has been declared effective under the Securities Act of 1933, as amended, and, to our knowledge, no stop order suspending the effectiveness of the F-6 Registration Statement or any part of it has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under that Act, and the F-6 Registration Statement complied, as to form, as of its effective date, in all material respects, with the requirements of that Act and the rules and regulations under that Act.